

Mail Stop 3561

March 4, 2009

Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
2140 Shattuck Ave., Ste 210-2270
Berkeley, CA 94704

> **Re:** **Lux Digital Pictures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 18, 2008**
> **File No. 333-153502**

Dear Mr. Jucht:

We have reviewed your response to our letter dated January 26, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus Cover Page, page 3

1. We note your first paragraph on this page. Please move the paragraph that begins with "The registrant hereby amends this registration statement…" and move it to the cover page of the registration statement. Refer to Rule 473 under the Securities Act.

2. We did not locate the revision in response to prior comment 2 and we reissue our prior comment 2. Item 501(b)(10) requires the subject to completion legend to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type.

Company Cash Flow, page 6

3. We note your revisions made in response to our prior comment 4. Please correct your disclosure of "Total Current Assets" at November 30, 2008 to be $394,111 rather than $440,714. Reference is made to the interim balance sheet at page F-2.

4. Please define the term "Video" in the last sentence of this section.

Summary Financial Data, page 8

5. Please revise the first column of the Statement of Operations data to reflect the "Three months ended November 30, 2008." In this regard, the first column should be revised to reflect only the most recent quarterly financial data as shown in the first column on page F-3. Also, please re-label both the first and second column in the Summary Financial Data as "unaudited." We will not object if you also wish to state that the balances for the period ended August 31, 2008 have been "derived from" audited financial statements. This statement may be provided in a footnote to these tables.

Dilution, page 13

6. We note your revisions made in response to our prior comment 9. Please delete the second paragraph in its entirety from the filing, as there will be no dilution impact to your existing stockholders as no <u>new</u> common shares are being registered in this Registration Statement. To the extent you continue to include this disclosure, please update for the most the recent balance sheet date included in the filing (i.e., November 30, 2008) and, in addition, in arriving at the net tangible book value to the common shareholders, please exclude the value of your preferred shares.

Description of Business, page 18

7. Refer to the last paragraph under the subheading of "Overview" pertaining to your agreement with Vega 7 Entertainment. As you disclose that you have "accrued revenues" in the Video in the first quarter of 2009, please disclose if true, that such revenues were generated from actual sales of the Video solely in the international markets during the quarter ended November 30, 2008, and that no revenue accruals have been made for future anticipated U.S. domestic sales. This disclosure should also be reflected under the discussion of 'revenues' in MD&A, at page 28, for the three months ended November 30, 2008.

Related Party Transactions, page 24

8. We have reviewed your response to our prior comment 15. Based on your response and the revised disclosure which appears to indicate that the fair value of the assets conveyed from the founding shareholder, Lux Digital Pictures GmbH, was $192,402 (or $197,402 with the inclusion of the fair value of the shares issued to T. Joseph Coleman). Please expand the disclosure to clarify if true, that you issued common and preferred stock with a fair value of $192,402 to Lux Digital Pictures GmbH which was equal to the historical value of the assets conveyed. We will not object if you also wish to state that the "par value" of the stock conveyed was $40,500.

9. We note your response to our prior comment 14. Please revise to provide the disclosure required by Item 404(a)(3) and (4) of Regulation S-K for the office space provided to you by Lux Digital Pictures GmbH. Alternatively, please advise as to why this transaction does not fall within the scope of Item 404(d)(1) of Regulation S-K and the disclosure required by Item 404(a)(3) and (4) of Regulation S-K are unnecessary.

Financial Statements
Table of Contents

10. The audit report should be followed by the audited financial statements. In addition, please be sure that the unaudited interim financial statements have page numbers that are consistent with the page numbers cited in the table of contents.

Unaudited Interim Financial Statements (Three Months Ended November 30, 2008)
General

11. Comments issued below on the fiscal year ended August 31, 2008 audited financial statements and notes should be reflected in the interim financial statements, as appropriate.

Statements of Operations, page F-3 and Statements of Cash Flows, page F-5

12. As you have not presented your financial statements as a development stage entity, please delete the second column on these financial statements that is labeled "Period from May 6, 2008 (inception) to November 30, 2008 (unaudited)" which represent a cumulative seven-month period of operations comprising both an audited period and subsequent unaudited period.

Note 1. Nature of Business and Significant Accounting Policies, page F-6

13. Please include in Note 1 to the interim financial statements an affirmative statement as to whether "all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading" have been made. See Instruction 2 to Rule 8.03 of Regulation S-X.

Note 2. Unamortized Film Costs, page F-8

14. Refer to the last two sentences that begin with "We expect to begin amortizing the costs of the two partially completed films upon their initial release dates or August 31, 2009, whichever is earlier…" Please revise the disclosure solely in this interim financial statement note to clarify that as of November 30, 2008 you have 1 partially completed film, American Grindhouse, as the film, Nightmares in Red, White and Blue was completed in October 2008, and that you expect to begin

amortizing both films upon their initial release dates or August 31, 2009, whichever is earlier. Please clarify in the filing whether the "release date" is subsequent to the "completion date" or if the dates are the same. The last sentence of the paragraph disclosure should be revised to reflect that you have 1 partially completed film and 1 recently completed film in October 2008.

Audited Financial Statements (Period Ended August 31, 2008)
Note 2. Unamortized Film Costs, page F-17

15. Refer to your response to our prior comment 18. We understand, from disclosures in prior filings, that you acquired an interest in a documentary video from Vega 7 Entertainment on June 1, 2008 for the issuance of 2 million shares of common stock. You also disclosed that these shares were valued at a per share price of ten cents each, resulting in a participation valued at $200,000. If our understanding is correct, please disclose this information in the footnotes to the annual and the interim financial statements. If the resulting asset is included in unamortized film costs, please include this disclosure in a separate paragraph under Footnote 2. Alternatively, please provide this disclosure in a separately labeled Footnote to the financial statements and state where the asset is presented on your balance sheet.

Note 5. Stockholders' Equity, page F-18

16. Refer to the second paragraph of your disclosure of the convertibility of the preferred stock. Please revise the disclosure to clarify that the preferred stock is convertible at the rate of 10 preferred shares for 1 common share. Your current disclosure indicates "at a rate of 10 to 1 (common to preferred)…" In this regard, the revision should reflect "at a rate of 10 to 1 (preferred to common)…." Reference is made to the disclosure for "Preferred Stock" under "Description of Securities to be Registered" on page 17.

Note 8. Financial Statement Restatement, page F-19

17. We note the inclusion of this footnote made in response to our prior comment 17, along with the "restated" labeling on the face of the audited financial statements. However, we are unable to locate additional disclosure to the independent public accountants' report at page F-1 that refers to the restatement footnote in the audited financial statements. We refer you to AU Section 561.06. Please revise or advise.

Age of Financial Statements

18. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

19. We note your disclosure in the fourth paragraph of this section that you were unable to collect an international receivable prior to November 30, 2008. Please advise as to whether you have since been able to collect this receivable and, if the receivable relates to a distribution agreement, what impact, if any, there has been to such agreement.

Significant Accounting Policies and Estimates, page 27

20. We note that in response to our prior comment 22 you have deleted all of your significant accounting policies previously included in MD&A. However, as your revenue recognition and unamortized film costs policies appear to be critical whereby estimates, judgments and assumptions are used that could materially affect results, we believe these policies, at a minimum, should be disclosed in MD&A under this heading. Please revise or disclose the reasons why management concludes that it has no critical accounting policies that would be subject to this disclosure. In addition, please relocate the last paragraph in MD&A regarding "Use of Estimates" to be a subheading under the heading of "Significant Accounting Policies and Estimates" on page 27.

Exhibits
General

21. We note your response to prior comment 26. We also note that you have filed your Certificate of Incorporation as Exhibit 3.1, and your By-Laws as Exhibit 3.2; however, your articles of incorporation should be separately filed as an exhibit. Refer to 601(b)(3)(i) of Regulation S-K.

Exhibit 5.1

22. We note your response to our prior comment 28 and reissue. Please revise the opinion to correctly reflect that 990,000 shares of common stock instead of 99,000 shares of common stock are being sold by the selling shareholders.

Exhibit 10.1

23. We note your response to our prior comment 30 and reissue. Please refile Exhibit 10.1 and include "Schedule D" as referred to in paragraph A of the Recitals on page 1 of the Asset Purchase Agreement between you and Lux Digital Pictures GmbH.

24. Please also refile Exhibit 10.1 and Exhibit 10.7 so that the agreement between Lux Digital Pictures GmbH and Showcase Entertainment, Inc., which is included as

Schedule B to Exhibit 10.1, includes all the text which has been cut-off by the right margin of the agreement.

Exhibit 10.6

25. We note your response to prior comment 10. The agreement refers to Exhibits A and C on page 9. We could not locate these exhibits. Please refile Exhibit 10.6 to include Exhibits A and C.

Accountants' Consent

26. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Jillian Sidoti, Esq.
        Fax: (951) 602-6049